August 10, 2020

VIA EDGAR

Ms. Elena Stojic

Attorney Adviser

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Six Circles Trust
Post-Effective Amendment No. 21 to Registration Statement on Form N-1A filed on May 1, 2020 (File Nos. 333-225588, 811-23325) (the “Registration Statement”)

Dear Ms. Stojic:

On behalf of Six Circles Trust (the “Registrant”), we are submitting this letter to respond to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Registration Statement. The Staff’s comments were conveyed to the Registrant telephonically on June 16, 2020. Below are the Staff’s comments and the Registrant’s responses thereto. Where revisions to the Registration Statement are referenced in the Registrant’s responses, such revisions will be included in Post-Effective Amendment No. 28.

1.	Please submit completed fee table.

Response: The Registration Statement has been revised accordingly to include the completed fee table set forth below:

ANNUAL FUND OPERATING EXPENSES (Expenses that you pay each year as a percentage of the value of your investment)
Management Fees[1,2]	0.75%
Distribution (Rule 12b-1) Fees	NONE
Other Expenses[3]	0.16%

Total Annual Fund Operating Expenses	0.91%
Fee Waivers and Expense Reimbursements[1,2]	(0.52)%

Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursement[1,2]	0.39%

2.

With respect to the footnotes to the fee table, please confirm that both of the expense reimbursement and fee waiver will be in effect for no less than one year from the effective date of the Fund’s registration statement.

Response: Confirmed.

3.	Please confirm that the goal of the Fund is to provide “total return.”

Response: Confirmed.

4.

Please revise the following sentence to refer only to instruments that the Fund will principally invest in: “As part of this investment strategy, the Fund will invest in some or all of the following instruments: high yield debt securities of U.S. and non-U.S. corporate issuers, fixed and floating rate debt securities issued in developed and emerging markets, obligations of governments, government agencies or instrumentalities, including U.S. Treasury securities, securities issued or guaranteed by the U.S. government or its agencies and instrumentalities, securities issued or guaranteed by supranational organizations, securities issued or guaranteed by foreign governments (sovereign debt), asset-backed, mortgage-related and mortgage-backed securities (“MBS”) (residential or commercial) (and which may include “to be announced” (“TBA”) transactions), other debt securities and preferred stock.”

Response: The Registrant notes that the instruments noted in the cited sentence are all part of the principal investment strategy of the Fund, though the Fund may not hold all of the listed securities at any given time. The Registrant has clarified this language as follows:

As part of this investment strategy, the Fund ~~will~~may invest in ~~some or all of~~ the following instruments (though the Fund may not necessarily hold all of these instruments at any given time): high yield debt securities of U.S. and non-U.S. corporate issuers, fixed and floating rate debt securities issued in developed and emerging markets, bank loans, obligations of governments, government agencies or instrumentalities, including U.S. Treasury securities, securities issued or guaranteed by the U.S. government or its agencies and instrumentalities, securities issued or guaranteed by supranational organizations, securities issued or guaranteed by foreign governments (sovereign debt), asset-backed, mortgage-related and mortgage-backed securities (“MBS”) (residential or commercial) (and which may include “to be announced” (“TBA”) transactions), other debt securities and preferred stock.

5.	Please confirm supplementally that investments in private funds will be limited to no more than 15% of the assets of the Fund.

Response: Confirmed.

6.	Please confirm supplementally whether the acquired fund fees and expenses will be greater than 1 basis point. If so, please include this as a line item in the fee table.

Response: The Registrant confirms that it does not anticipate that acquired fund fees and expenses will be greater than one basis point.

7.	Please revise the Item 4 and Item 9 disclosure to align with the SEC’s layered disclosure regime (see ADI-2019-08).

Response: The Registration Statement has been revised to streamline certain disclosures in the risk/return summary and add more detailed disclosure in the “More About the Fund” section following the summary.

8.

The principal strategy section includes the following sentence: “The Fund has flexibility to invest in derivatives and may use such instruments to manage duration, credit quality, and currency risk and/or as substitutes for securities and other instruments in which the Fund can invest…The Fund may use futures, swaps, forward contracts, foreign exchange instruments (spot and forward), options (including options on swaps), and structured notes, as well as repurchase agreements and reverse repurchase agreements, in connection with its principal strategies in certain market conditions in order to hedge various investments, for risk management purposes, as a substitute for securities and other instruments in which the Fund can invest or to increase income or gain to the Fund. The Fund may also use currency-related transactions involving currency derivatives as part of its investment strategy, including options on currencies, currency futures, options on such futures, forward foreign currency transactions (including non-deliverable forwards), forward rate agreements and currency swaps, caps and floors.” Please confirm supplementally that the above disclosure is an exhaustive list of the derivatives that will be principally used by the Fund. (See Barry Miller, Letter to ICI, July 30, 2010.)

Response: The Registrant confirms that this is an exhaustive list of the derivatives that the Fund expects primarily to use as part of its principal investment strategy.

9.	Please include the disclosure of the Sub-Adviser strategies, so that they are briefly described in Item 4, followed by additional details in Item 9.

Response: The Registrant has included brief descriptions of the Sub-Adviser strategies in the Item 4 summary, and more expansive details in Item 9, as shown below:

Item 4:

BlackRock – High Yield

With respect to its allocated portion of the Fund, BlackRock (together with BIL) will invest primarily in high yield non-investment grade bonds with maturities of ten years or less. To add additional diversification, BlackRock (together with BIL) can invest in a wide range of securities including corporate bonds, mezzanine investments, collateralized bond obligations, bank loans and mortgage-backed and asset-backed securities. A substantial portion of the Fund allocated to BlackRock (together with BIL) may be invested in non-dollar denominated bonds of issuers located outside of the United States. Securities are purchased for the Fund when BlackRock (together with BIL) determines that they have the potential for above-average total return.

PGIM – High Yield

With respect to its allocated portion of the Fund, PGIM (together with PGIML) primarily seeks investments that pay interest and other income and secondarily investments that will increase in value. In managing its portion of the Fund’s assets, PGIM (together with PGIML) uses a combination of top down economic analysis and bottom up research in conjunction with proprietary quantitative models and risk management systems. PGIM (together with PGIML) may also consider investment factors such as expected total return, yield, spread and potential for price appreciation as well as credit quality, maturity and risk. The Fund may invest in a security based upon the expected total return rather than the yield of such security. A substantial portion of the Fund allocated to PGIM (together with PGIML) may be invested in non-dollar denominated bonds of issuers located outside of the United States.

Federated – High Yield

With respect to its allocated portion of the Fund, Federated selects securities that it believes have attractive risk-return characteristics. The securities in which Federated invests will have high yields primarily because of the market’s greater uncertainty about the issuer’s ability to make all required interest and principal payments, and therefore about the returns that will in fact be realized by the Fund. Federated attempts to select bonds for investment by the Fund which offer high potential returns for the default risks being assumed. Federated’s securities selection process consists of a credit-intensive, fundamental analysis of the issuing firm.

Item 9:

BlackRock – High Yield

With respect to its allocated portion of the Fund, BlackRock (together with BIL) will invest primarily in non-investment grade bonds with maturities of ten years or less. The high yield securities (commonly called “junk bonds”) acquired by the strategy will generally be in the lower rating categories of the major ratings agencies (BB or lower by S&P Global Ratings or Fitch Ratings, Inc. or Ba or lower by Moody’s Investor Services) or will be determined by BlackRock (together with BIL) to be of similar quality. BlackRock (together with BIL) will evaluate sectors of the high yield market and individual bonds within these sectors. Typically, the management team will invest in distressed securities when it believes they are undervalued. Securities are purchased for the Fund when the management team determines that they have the potential for above-average total return. If a security’s rating declines the management team will decide whether to continue to hold the security. A security will be sold if, in the opinion of the management team, the risk of continuing to hold the security is unacceptable when compared to its total return potential. A substantial portion of the Fund allocated to BlackRock (together with BIL) may be invested in non-dollar denominated bonds of issuers located outside of the United States. To add additional diversification, BlackRock (together with BIL) can invest in a wide range of securities including corporate bonds, mezzanine investments, collateralized bond obligations, bank loans and mortgage-backed and asset-backed securities. BlackRock (together with BIL) uses an internal model for calculating duration, which may result in a different value for the duration of a benchmark compared to the duration calculated by the provider of the benchmark or another third party. BlackRock (together with BIL) may invest in securities of any rating, and may invest a portion of its allocated assets in distressed securities that are in default or the issuers of which are in bankruptcy. BlackRock (together with BIL) may also use derivative instruments to hedge its investments or to seek to enhance returns.

PGIM – High Yield

With respect to its allocated portion of the Fund, PGIM (together with PGIML) primarily seeks investments that pay interest and other income and secondarily investments that will increase in value. In managing its portion of the Fund’s assets, PGIM (together with PGIML) uses a combination of top down economic analysis and bottom up research in conjunction with proprietary quantitative models and risk management systems. PGIM (together with PGIML) may also consider investment factors such as expected total return, yield, spread and potential for price appreciation as well as credit quality, maturity and risk. The Fund may invest in a security based upon the expected total return rather than the yield of such security. PGIM (together with PGIML) may also utilize proprietary quantitative tools to support relative value trading and asset allocation for portfolio management as well as various risk models to support risk management. In the top-down economic analysis, PGIM (together with PGIML) develops views on economic, policy and market trends by continually evaluating economic data that affect the movement of markets and securities prices. This top-down macroeconomic analysis is integrated into PGIM’s (together with PGIML) bottom-up research which informs security selection. In its bottom-up research, PGIM (together with PGIML) develops an internal rating and outlook on issuers. The rating and outlook is determined based on a thorough review of the financial health and trends of the issuer, which include a review of the composition of revenue, profitability, cash flow margin, and leverage. A substantial portion of the Fund allocated to PGIM (together with PGIML) may be invested in non-dollar denominated bonds of issuers located outside of the United States (PGIM (together with PGIML) may also invest the Fund’s assets in non-dollar denominated bonds of U.S. issuers.)

Federated – High Yield

With respect to its allocated portion of the Fund, Federated selects securities that it believes have attractive risk-return characteristics. The securities in which Federated invests will have high yields primarily because of the market’s greater uncertainty about the issuer’s ability to make all required interest and principal payments, and therefore about the returns that will in fact be realized by the Fund. Federated attempts to select bonds for investment by the Fund which offer high potential returns for the default risks being assumed. Federated’s securities selection process consists of a credit-intensive, fundamental analysis of the issuing firm. Federated’s analysis focuses on the financial condition of the issuing firm together with the issuer’s business and product strength, competitive position and management expertise. Further, Federated considers current economic, financial market and industry factors, which may affect the issuer. Federated attempts to minimize its allocated portion of the Fund’s portfolio credit risk through diversification. Federated selects securities to maintain broad portfolio diversification both by company and industry. Federated does not target an average maturity for its allocated portion of the Fund’s portfolio.

As part of analysis inherent in its security selection process, among other factors, Federated also evaluates whether environmental, social and governance factors could have positive or negative impact on the risk profiles of many issuers in the universe of securities in which the Fund may invest. Federated may also consider information derived from active engagements conducted by its in-house stewardship team with certain issuers. This qualitative analysis does not automatically result in including or excluding specific securities but is used by Federated as an additional input to improve portfolio risk/return characteristics.

10.	Please confirm supplementally that the Fund will make appropriate post-effective amendments when the Fund makes changes to its principal investment strategy.

Response: Confirmed. The Registrant notes that the Adviser’s on-going allocation and re-allocation of assets among the Sub-Advisers is already part of the Fund’s principal investment strategy as described in the prospectus.

11.	Please provide the Sub-Adviser strategies supplementally, as the review of such disclosure is material to the Staff’s review.

Response: Please see response to comment 9 above.

12.	Please confirm supplementally that the formatting of the principal risk section will be updated to ensure that all risk factors contain the same format.

Response: Confirmed.

13.	Please confirm supplementally that the “Derivatives Risk” factor is specifically tailored to the derivative instruments that the Fund intends to invest in principally.

Response: Confirmed.

14.

Please consider whether commercial ABS and MBS present any additional risks as compared to government ABS and MBS. Please reflect any additional risks as appropriate in the “Mortgage-Related and Other Asset-Backed Securities Risk.”

Response: The Registration Statement has been revised to reflect the additional risks, as shown below:

Mortgage-Related and Other Asset-Backed Securities Risk Mortgage-related and asset-backed securities, including certain municipal housing authority obligations, collateralized loan obligations and collateralized debt obligations, are subject to certain other risks. The value of these securities will be influenced by the factors affecting the housing market or other assets underlying such securities. As a result, during periods of declining asset values, difficult or frozen credit markets, significant changes in interest rates, or deteriorating economic conditions, mortgage-related and asset-backed securities may decline in value, face valuation difficulties, become more volatile and/or become illiquid. These securities are also subject to prepayment and call risk. In periods of declining interest rates, the Fund may be subject to contraction risk which is the risk that borrowers will increase the rate at which they prepay the maturity value of mortgages and other obligations. When mortgages and other obligations are prepaid and when securities are called, the Fund may have to reinvest in securities with a lower yield or fail to recover additional amounts (i.e., premiums) paid for securities with higher interest rates, resulting in an unexpected capital loss and/or a decrease in the amount of dividends and yield. In periods of either rising or declining interest rates, the Fund may be subject to extension risk which is the risk that the expected maturity of an obligation will lengthen in duration due to a decrease in prepayments. As a result, in certain interest rate environments, the Fund may exhibit additional volatility.

Mortgage-related and other asset backed securities may be issued by private issuers or issued, or guaranteed, by government or government-sponsored entities. The mortgage loans underlying privately issued mortgage-related securities may not be subject to the same underwriting requirements for the underlying mortgages that are applicable to those mortgage-related securities that have government or government-sponsored entity guarantees. As a result, the mortgage loans underlying privately issued mortgage-related securities may have less favorable collateral, credit risk or other underwriting characteristics than government or government-sponsored entity mortgage-related securities that have wider variances in a number of terms including interest rate, term, size, purpose and borrower characteristics. There is no government or government-sponsored entity guarantee for such privately issued investments and thus the Fund faces an increased risk of loss with respect to such privately issued investments.

15.	Please confirm supplementally that the Fund intends to invest in “contingent convertible securities” and the amount that the Fund intends to invest in such securities.

Response: The Sub-Advisers may invest in contingent convertible securities from time to time to implement their strategy, though the Fund does not currently expect to invest significantly in contingent convertible securities.

16.	Please confirm supplementally that any contracts with Sub-Advisers will be included in Part C.

Response: Confirmed.

Should the Staff have any questions concerning the above, please call the undersigned at (212) 450-4930.

Very truly yours,

/s/ Gregory S. Rowland

Gregory S. Rowland

cc:	Abby L. Ingber, J.P. Morgan Private Investments, Inc.
Nora M. Jordan, Davis Polk & Wardwell LLP